Driving loyalty through customer experience is the future for travel, says research survey by Expedia Affiliate Network and Points

EAN and Points launch Travel Loyalty Report: A wake-up call for sleepwalking loyalty programs

9 April 2018, London, UK and San Francisco, CA: Travel companies should leave behind the comfort of legacy solutions and focus on delivering quality, seamless experiences in order to gain long-term loyalty, says Travel Loyalty Report: A wake-up call for sleepwalking loyalty programs, a new loyalty benchmarking survey by Expedia Affiliate Network (EAN) and Points, the global leader in powering loyalty commerce.

Launching today at EyeforTravel Digital Summit 2018 in San Francisco, the survey assesses the state of customer loyalty in the travel industry across multiple geographies and travel sectors, from airlines to OTAs to loyalty companies. While it reveals an overall increase in customer loyalty, with 84% of respondents stating a growth in loyalty over the past two years, questions arise around the conditions and tactics behind recent loyalty gains and whether travel brands are prepared to sustain this growth through investment in new ideas.

The report highlights that discounts and coupons are still the most popular tactic for driving loyalty, with 61% of all survey respondents admitting to relying heavily on them (rising to 72% in Brazil), despite widespread doubt in their efficacy. Awarding points and miles is used by 52% of respondents, rising to a peak of 82% in the UK.

However, globally, 71% rate ‘quality of offering’ the greatest impact on loyalty, while customer experience and an improved breadth of product and service offering are also valued above discounting methods. Despite this, there seems to be a distinct gap between insight and actions, with only half of respondents citing that they are actively working to improve their product range and customer experience, and even less (33%) to improve their breadth of product and service offering.

Ariane Gorin, president, Expedia Partner Solutions says: “Today’s savvy travelers are looking beyond price as they choose their preferred brands. To drive loyalty, travel companies need to look beyond existing solutions like discounting, vouchers and points schemes. Lasting loyalty will be won by companies who really tune in to consumer expectations, deliver a diverse product offering and invest in superior user experiences.”

Stuart MacDonald, vice president and general manager, Points Travel agrees: “Ultimately, the key to winning loyalty is still winning over the customer, and as the survey shows there’s still great value in loyalty points and miles, which remain a top loyalty investment worldwide. There’s a reason why the investment in such programs remains so high. Efficiently leveraging proven loyalty tactics - coupled with emerging innovation and data science - continues to drive efficient results. Points Travel empowers loyalty programs to drive additional member engagement through rich points offers and additional redemption opportunities on hotels and cars, worldwide.”

Gorin continues: “In Expedia Group’s affiliate business, we have helped hundreds of affiliate partners increase customer loyalty by expanding their product offering through access to our global rates and availabilities for travel products. In addition to our supply, we provide partners with best-in-class technology tools, built from Expedia Group’s more than a billion dollars in tech investment every year. The combination of supply, technology and account management helps our partners grow their businesses by increasing customer loyalty and engagement.”

Other key findings presented by EAN and Points in ‘Travel Loyalty Report: A wake-up call for sleepwalking loyalty programs’ include:

•	The highest percentages in loyalty gains come from respondents in France (94%), China (90%) and Brazil (85%); 74% of US respondents say loyalty has increased.

•

While the figures point to overall health in loyalty, the majority of survey respondents cite external factors such as a stronger economy (70% overall, 88% in the UK and 82% in Brazil), increased marketing spend (72% in the UK and 73% in Japan) and changing customer demographics, as the key to their loyalty gains.

•

The airline industry is the least likely to report loyalty growth, with 71% pointing to an increase over the last two years and 29% reporting no change. Loyalty companies are the second weakest sector for growth, with 79% reporting an increase.

•	Only half of respondents cite that they are actively working to improve their product range and customer experience and even less (33%) to improve their breadth of product and service offering.

•	Even though new ideas like personalisation and gamification are believed to be effective, particularly by the airline industry, very few companies are actually doing it (30% and 57%, respectively).

•

The survey also reveals that there is relatively little consensus on how to measure loyalty, with few respondents taking a comprehensive approach. The most popular measurement tactic overall is social sentiment (61%), but there are significant regional differences: social rises to a high of 80% in the UK, but plunges in parts of APAC, falling to 34% in Korea and 30% in Japan.

The report can be downloaded at: bit.ly/travel-loyalty-report

ENDS

For further press information:
Heather Mullon / Trudi Beggs
8020 Communications
T: +44 (0)20 7664 6310
E: hmullon@8020comms.com / tbeggs@8020comms.com

About Expedia Affiliate Network

Expedia® Affiliate Network (EAN) is a global B2B partnership brand within Expedia Group that powers the hotel business of leading airlines, top consumer brands, travel agencies and hundreds of other partners through its API and template solutions. Twitter: @ExpediaEAN

©2018 Expedia, Inc. All rights reserved. Expedia is a registered trademark of Expedia, Inc. in the U.S. and/or other countries. Other trademarks are the property of their respective owners.

About Points International

Points, (TSX: PTS)(Nasdaq: PCOM), provides loyalty e-commerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. Currently, the Company has a growing network of nearly 60 global loyalty programs integrated into its unique Loyalty Commerce Platform. Points offers three core private or co-branded services: its Loyalty Currency Retailing service sells loyalty points and miles directly to consumers; its Platform Partners service offers developers transactional access to dozens of loyalty programs and their hundreds of millions of members via a package of APIs; and its Points Travel service helps loyalty programs increase revenue from hotel and car rental bookings while offering members more opportunities to earn and redeem loyalty rewards more broadly. Points is headquartered in Toronto with offices in San Francisco and London.

For more information, visit company.points.com, follow Points on Twitter (@PointsLoyalty) or read the Points blog. For Points’ financial information, visit investor.points.com.